FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 8/2/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter and first half 2016 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio	By:	/s/ Daniel Novegil
Name: Pablo Brizzio		Name: Daniel Novegil
Title: Chief Financial Officer		Title: Chief Executive Officer

Dated: August 2, 2016

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Second Quarter and First Half 2016 Results

Luxembourg, August 2, 2016 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half ended June 30, 2016.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Second Quarter 2016 Results

	2Q 2016	1Q 2016		2Q 2015

Steel Shipments (tons)	2,608,000	2,431,000	7%	2,397,000	9%
Iron Ore Shipments (tons)	811,000	834,000	-3%	873,000	-7%
Net Sales (USD million)	1,862.8	1,655.5	13%	1,996.1	-7%
Operating Income (USD million)	293.5	202.4	45%	103.1	185%
EBITDA[1] (USD million)	392.8	303.0	30%	212.2	85%
EBITDA per Ton[2] (USD)	150.6	124.7		88.5
EBITDA Margin (% of net sales)	21.1%	18.3%		10.6%
Equity in Results of Non-Consolidated Companies	4.9	2.4		(1.1)
Net Income (USD million)	174.3	123.6		50.5
Equity Holders' Net Income (USD million)	154.0	94.4		41.0
Earnings per ADS (USD)	0.78	0.48		0.21

•	EBITDA of USD392.8 million in the second quarter 2016, a 30% sequential increase as a result of higher shipments and EBITDA per ton.
•	Earnings per American Depositary Share (ADS)[3] of USD0.78 in the second quarter 2016.

[1]	EBITDA in the second quarter 2016 equals operating income of USD293.5 million adjusted to exclude depreciation and amortization of USD99.3 million.
[2]	Consolidated EBITDA divided by steel shipments.
[3]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

1

•	Capital expenditures of USD132.4 million in the second quarter 2016, compared to USD97.8 million in the first quarter 2016.
•	Net debt position of USD1.1 billion at the end of June 2016, up from USD1.0 billion at the end of March 2016 and equivalent to 0.9 times net debt to last twelve months EBITDA. Of note in the second quarter 2016 were dividend payments of USD227.5 million, a USD114.4 million cash contribution to Usiminas in connection with its capital increase process and a USD29.4 million intercompany loan to Techgen.

Ternium’s operating income in the second quarter 2016 was USD293.5 million, USD91.2 million higher than operating income in the first quarter 2016. Shipments increased 177,000 tons sequentially, reaching 2.6 million tons in the second quarter 2016, a quarterly record mainly due to a 158,000 ton increase in Mexico. Operating margin4 increased in the quarter as a result of 5% higher steel revenue per ton partially offset by a slight sequential increase in operating cost per ton5. Steel revenue per ton increased principally due to higher realized steel prices in Mexico, as realized prices in the Southern Region remained relatively stable. The slight increase in operating cost per ton was the result of higher costs in Argentina, as the effect of December 2015 Argentine peso’s devaluation on inventories gradually dissipated, partially offset by lower costs in the rest of Ternium’s facilities.

Compared to the second quarter 2015, the company’s operating income in the second quarter 2016 increased USD190.4 million, with higher shipments and operating margin. Shipments increased 210,000 tons year-over-year, mainly as a result of a 296,000 ton increase in Mexico, partially offset by a 96,000 ton decrease in the Southern Region. Operating margin increased in the second quarter 2016 principally due to lower cost of purchased slabs, raw materials, energy and labor, partially offset by 13% lower steel revenue per ton than in the second quarter 2015.

The company’s net income in the second quarter 2016 was USD174.3 million, compared to USD123.6 million in the first quarter 2016. The USD50.7 million increase in net income was mainly due to higher operating income and lower net financial expenses, partially offset by a higher effective tax rate principally related to the non-cash effect on deferred taxes of an 8.0% devaluation of the Mexican peso against the US dollar during the period.

Relative to the prior-year-period, net income in the second quarter 2016 increased by USD123.8 million mainly due to higher operating income and lower net financial expenses, partially offset by a higher effective tax rate.

4 Operating margin is equal to revenue per ton minus operating cost per ton.

5 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

2

Summary of First Half 2016 Results

	1H 2016	1H 2015

Steel Shipments (tons)	5,038,000	4,828,000	4%
Iron Ore Shipments (tons)	1,646,000	1,838,000	-10%
Net Sales (USD million)	3,518.3	4,122.1	-15%
Operating Income (USD million)	495.9	307.2	61%
EBITDA (USD million)	695.8	525.6	32%
EBITDA per Ton (USD)	138.1	108.9
EBITDA Margin (% of net sales)	19.8%	12.8%
Equity in Results of Non-Consolidated Companies	7.3	(10.6)
Net Income (USD million)	297.8	146.3
Equity Holders' Net Income (Loss) (USD million)	248.4	109.5
Earnings per ADS (USD)	1.27	0.56

•	EBITDA[6] of USD695.8 million in the first half 2016, 32% higher than EBITDA in the first half 2015 as a result of higher shipments and EBITDA per ton.
•	Earnings per ADS[7] of USD1.27 in the first half 2016.
•	Capital expenditures of USD230.2 million in the first half 2016, compared to USD227.5 million in the first half 2015.

Operating income in the first half 2016 was USD495.9 million, USD188.7 million higher than operating income in the first half 2015. Steel shipments reached 5.0 million tons in the first half 2016, a 210,000 ton increase year-over-year mainly as a result of 357,000 tons higher shipments in Mexico partially offset by 159,000 tons lower shipments in the Southern Region. Steel operating margin increased, mainly reflecting USD189 lower operating cost per ton partially offset by USD150 lower revenue per ton. The decrease in operating cost per ton was mainly due to lower cost of purchased slabs, raw materials, energy and labor.

Net income in the first half 2016 was USD297.8 million, compared to net income of USD146.3 million in the first half 2015. The USD151.6 million increase in the year-over-year comparison was mainly due to higher operating income and better results from non-consolidated companies, partially offset by higher income tax expenses.

Outlook

Ternium expects an increase during the third quarter 2016 in average realized prices, reflecting the substantial improvement of the steel price environment in the United States during the first half of the year, after some lag in previous quarters related to the regular price resets contained in industrial customer sales contracts. Following a new steel shipments quarterly record in Mexico during the second quarter 2016, the company anticipates steel shipments in that country to decrease in the third quarter despite steady end-market demand conditions, mainly as a result of inventory buildup in the Mexican commercial market over the past few months, as well as third quarter seasonality in the automotive and heating, ventilation and air conditioning (HVAC) industries.

[6]	EBITDA in 2016 equals operating income of USD495.9 million adjusted to exclude depreciation and amortization of USD199.9 million.
[7]	Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

3

Steel market conditions in Argentina remained weak in the second quarter 2016. Ternium expects some further weakness in shipments to the local domestic market into the third quarter of the year. This should be partially offset by higher exports to Argentina’s neighboring countries.

The company anticipates a sequentially higher operating income in the third quarter 2016, as a result of higher operating margin partially offset by lower shipments. Ternium expects a sequential increase in the third quarter 2016 of average realized prices and slightly higher cost per ton. The significant increase of slab market prices during the first half of 2016 should gradually pass through to the company’s cost of sales, although only toward the beginning of the fourth quarter this year.

Analysis of Second Quarter 2016 Results

Net gain attributable to Ternium’s equity owners in the second quarter 2016 was USD154.0 million, compared to net gain attributable to Ternium’s equity owners of USD41.0 million in the second quarter 2015. Including non-controlling interest, net gain for the second quarter 2016 was USD174.3 million, compared to net gain of USD50.5 million in the second quarter 2015. Earnings per ADS in the second quarter 2016 were USD0.78, compared to earnings per ADS of USD0.21 in the second quarter 2015.

Net sales in the second quarter 2016 were USD1.9 billion, or 7% lower than net sales in the second quarter 2015. The following table outlines Ternium’s consolidated net sales for the second quarter 2016 and the second quarter 2015:

	Net Sales (million USD)
	2Q 2016	2Q 2015	Dif.
Mexico	1,185.9	1,096.9	8%
Southern Region	451.0	637.4	-29%
Other Markets	222.8	240.1	-7%
Total steel products net sales	1,859.7	1,974.4	-6%
Other products[1]	2.5	20.9	-88%
Steel segment net sales	1,862.2	1,995.3	-7%

Mining segment net sales	48.4	49.7	-3%
Intersegment eliminations	(47.7)	(48.9)
Net sales	1,862.8	1,996.1	-7%

[1]	The item "Other products" primarily includes pig iron.

Cost of sales was USD1.4 billion in the second quarter 2016, a decrease of USD300.0 million compared to the second quarter 2015. This was principally due to a USD254.4 million, or 20%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a USD45.6 million decrease in other costs, mainly including a USD21.5 million decrease in labor cost, an USD11.1 million decrease in maintenance expenses, a USD10.6 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD4.6 million decrease in services and fees, partially offset by a 9% increase in steel shipments volumes.

4

Selling, General & Administrative (SG&A) expenses in the second quarter 2016 were USD180.0 million, or 9.7% of net sales, a decrease of USD24.8 million compared to SG&A expenses in the second quarter 2015 mainly due to lower labor costs, freight and transportation expenses, services and fees expenses and lower taxes and contributions (other than income tax).

Operating income in the second quarter 2016 was USD293.5 million, or 15.8% of net sales, compared to operating income of USD103.1 million, or 5.2% of net sales, in the second quarter 2015. The following table outlines Ternium’s operating income by segment for the second quarter 2016 and second quarter 2015:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2Q 2016	2Q 2015	2Q 2016	2Q 2015	2Q 2016	2Q 2015	2Q 2016	2Q 2015
Net Sales	1,862.2	1,995.3	48.4	49.7	(47.7)	(48.9)	1,862.8	1,996.1
Cost of sales	(1,389.4)	(1,681.3)	(47.8)	(58.8)	47.4	50.3	(1,389.7)	(1,689.8)
SG&A expenses	(177.0)	(201.3)	(3.0)	(3.5)	-	-	(180.0)	(204.8)
Other operating income , net	0.1	1.4	0.3	0.2	-	-	0.4	1.5
Operating income (expense)	295.9	114.0	(2.1)	(12.5)	(0.3)	1.5	293.5	103.1

EBITDA	384.7	210.1	8.4	0.6	(0.3)	1.5	392.8	212.2

Steel reporting segment

The steel segment’s operating income was USD295.9 million in the second quarter 2016, an increase of USD181.9 million compared to the second quarter 2015, reflecting lower operating cost, partially offset by lower net sales.

Net sales of steel products in the second quarter 2016 decreased 7% compared to the second quarter 2015, reflecting a USD110 decrease in steel revenue per ton partially offset by a 210,000 ton increase in shipments. Revenue per ton decreased 13%, reflecting lower steel prices in all of Ternium´s steel markets. Shipments increased 9% year-over-year in the second quarter 2016 mainly due to higher shipments in Mexico, partially offset by lower shipments in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2Q 2016	2Q 2015	Dif.	2Q 2016	2Q 2015	Dif.	2Q 2016	2Q 2015	Dif.
Mexico	1,185.9	1,096.9	8%	1,754.2	1,457.7	20%	676	752	-10%
Southern Region	451.0	637.4	-29%	549.0	644.6	-15%	821	989	-17%
Other Markets	222.8	240.1	-7%	304.5	294.9	3%	732	814	-10%

Total steel products	1,859.7	1,974.4	-6%	2,607.7	2,397.2	9%	713	824	-13%
Other products[1]	2.5	20.9	-88%

Steel segment	1,862.2	1,995.3	-7%

1 The item "Other products" primarily includes pig iron.

Operating cost decreased 17% year-over-year in the second quarter 2016, due to a 24% decrease in cost per ton partially offset by the above mentioned 9% increase in shipments. The decrease in cost per ton year-over-year was mainly the result of lower raw material and purchased slabs costs, as well as lower labor costs.

5

Mining reporting segment

The mining segment’s operating income was a loss of USD2.1 million in the second quarter 2016, compared to a loss of USD12.5 million in the second quarter 2015, mainly reflecting relatively stable iron ore sales and lower operating cost.

Mining products net sales in the second quarter 2016 remained relatively stable, mainly as a result of lower shipments offset by higher revenue per ton. Shipments were 811,000 tons, 7% lower than in the second quarter 2015.

	Mining segment
	2Q 2016	2Q 2015	Dif.
Net Sales (million USD)	48.4	49.7	-3%
Shipments (thousand tons)	811.4	873.4	-7%
Revenue per ton (USD/ton)	60	57	5%

Operating cost decreased 18% year-over-year, mainly due to the above mentioned 7% decrease in shipment volumes and a 12% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy and labor costs.

EBITDA in the second quarter 2016 was USD392.8 million, or 21.1% of net sales, compared to USD212.2 million, or 10.6% of net sales, in the second quarter 2015.

Net financial results were a USD0.2 million loss in the second quarter 2016, compared to a USD20.2 million loss in the second quarter 2015. During the second quarter 2016, Ternium’s net financial interest results totaled a loss of USD19.8 million, compared to a loss of USD22.6 million in the second quarter 2015, reflecting lower indebtedness.

Net foreign exchange results were a gain of USD19.8 million in the second quarter 2016 compared to a gain of USD4.6 million in the second quarter 2015. The second quarter 2016 gain was mainly due to the positive impact of the Mexican Peso’s 8% devaluation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Equity in results of non-consolidated companies was a gain of USD4.9 million in the second quarter 2016, compared to a loss of USD1.1 million in the second quarter 2015, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in the second quarter 2016 was USD124.0 million, or 42% of income before income tax expense, compared to an income tax expense of USD31.3 million in the second quarter 2015, or 38% of income before income tax expense. Income tax expenses in the second quarter 2016 included a non-cash charge on deferred taxes due to the 8% devaluation of the Mexican peso against the US dollar during the period, which reduces, in US dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the US dollar as their functional currency). In the second quarter 2015, the Mexican peso devaluation against the US dollar had been 3%.

Net gain attributable to non-controlling interest in the second quarter 2016 was USD20.3 million, compared to net gain of USD9.5 million in the same period in 2015.

6

Analysis of First Half 2016 Results

Net income attributable to Ternium’s equity owners in the first half 2016 was USD248.4 million, compared to a net income attributable to Ternium’s equity owners of USD109.5 million in the first half 2015. Including non-controlling interest, net income for the first half 2016 was USD297.8 million, compared to net income of USD146.3 million in the first half 2015. Earnings per ADS in the first half 2016 were USD1.27, compared to earnings of USD0.56 in the first half 2015.

Net sales in the first half 2016 were USD3.5 billion, 15% lower than net sales in the first half 2015. The following table outlines Ternium’s consolidated net sales for the first half 2016 and the first half 2015:

	Net Sales (million USD)
	1H 2016	1H 2015	Dif.
Mexico	2,176.4	2,335.3	-7%
Southern Region	915.1	1,269.0	-28%
Other Markets	418.8	481.7	-13%
Total steel products net sales	3,510.3	4,086.1	-14%
Other products[1]	6.9	34.7	-80%
Steel segment net sales	3,517.2	4,120.8	-15%

Mining segment net sales	92.2	106.6	-13%
Intersegment eliminations	(91.1)	(105.3)
Net sales	3,518.3	4,122.1	-15%

[1]	The item “Other products” primarily includes pig iron.

Cost of sales was USD2.7 billion in the first half 2016, a decrease of USD741.5 million compared to the first half 2015. This was principally due to a USD647.8 million, or 25%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a USD93.7 million decrease in other costs, mainly including a USD47.7 million decrease in labor cost, a USD23.5 million decrease in maintenance expenses, a USD19.5 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a USD6.1 million decrease in services and fees, partially offset by a 4% increase in steel shipments volumes. In addition, the Argentine peso significant devaluation against the US dollar by the end of 2015 helped to reduce Ternium’s Argentine subsidiary’s costs year-over-year, as a result of the currency devaluation effect on the U.S. dollar value of the subsidiary’s inventory as of the end of December 2015.

Selling, General & Administrative (SG&A) expenses in the first half 2016 were USD344.0 million, or 9.8% of net sales, a decrease of USD58.1 million compared to SG&A expenses in the first half 2015 mainly due to lower labor costs, freight and transportation expenses, services and fees expenses and lower taxes and contributions (other than income tax).

Operating income in the first half 2016 was USD495.9 million, or 14.1% of net sales, compared to operating income of USD307.2 million, or 7.5% of net sales, in the first half 2015. The following table outlines Ternium’s operating income by segment for the first half 2016 and the first half 2015.

7

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1H 2016	1H 2015	1H 2016	1H 2015	1H 2016	1H 2015	1H 2016	1H 2015
Net Sales	3,517.2	4,120.8	92.2	106.6	(91.1)	(105.3)	3,518.3	4,122.1
Cost of sales	(2,672.4)	(3,401.4)	(95.8)	(116.8)	91.6	100.2	(2,676.5)	(3,418.1)
SG&A expenses	(338.3)	(395.3)	(5.7)	(6.9)	-	-	(344.0)	(402.2)
Other operating income (expenses), net	(0.8)	5.4	(1.1)	(0.1)	-	-	(1.9)	5.3
Operating income (expense)	505.7	329.4	(10.3)	(17.1)	0.5	(5.1)	495.9	307.2

EBITDA	683.6	522.2	11.8	8.5	0.5	(5.1)	695.8	525.6

Steel reporting segment

The steel segment’s operating income was USD505.7 million in the first half 2016, an increase of USD176.4 million compared to the operating income in the first half 2015, reflecting lower operating cost, partially offset by lower net sales.

Net sales of steel products in the first half 2016 decreased 15% compared to net sales in the first half 2015, reflecting a USD150 decrease in steel revenue per ton, partially offset by a 210,000 tons increase in shipments. Revenue per ton decreased 18% reflecting lower steel prices in Ternium´s main steel markets. Shipments increased 4% year-over-year in the first half 2016 mainly due to higher shipments in Mexico, partially offset by lower shipments in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1H 2016	1H 2015	Dif.	1H 2016	1H 2015	Dif.	1H 2016	1H 2015	Dif.
Mexico	2,176.4	2,335.3	-7%	3,350.9	2,993.7	12%	650	780	-17%
Southern Region	915.1	1,269.0	-28%	1,108.0	1,267.3	-13%	826	1,001	-18%
Other Markets	418.8	481.7	-13%	579.4	567.1	2%	723	849	-15%

Total steel products	3,510.3	4,086.1	-14%	5,038.2	4,828.1	4%	697	846	-18%
Other products[1]	6.9	34.7	-80%

Steel segment	3,517.2	4,120.8	-15%

1 The item “Other products” primarily includes pig iron.

Operating cost decreased 21% due to a 24% decrease in operating cost per ton partially offset by the above-mentioned 4% increase in shipment volumes. The decrease in operating cost per ton was mainly due lower raw material, purchased slabs and energy costs, as well as to the effect of the Argentine peso depreciation on the U.S. dollar value of Ternium’s Argentine subsidiary’s inventory as of the end of December 2015.

Mining reporting segment

The mining segment’s operating income was a loss of USD10.3 million in the first half 2016, compared to a loss of USD17.1 million in the first half 2015, mainly reflecting lower operating cost, partially offset by lower iron ore sales.

8

Net sales of mining products in the first half 2016 were 13% lower than in the first half 2015, reflecting 10% lower shipments and 3% lower revenue per ton.

	Mining segment
	1H 2016	1H 2015	Dif.
Net Sales (million USD)	92.2	106.6	-13%
Shipments (thousand tons)	1,645.8	1,837.9	-10%
Revenue per ton (USD/ton)	56	58	-3%

Operating cost decreased 18% year-over-year, mainly due to the above mentioned 10% decrease in shipment volumes and an 8% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy and labor costs.

EBITDA in the first half 2016 was USD695.8 million, or 19.8% of net sales, compared with USD525.6 million, or 12.8% of net sales, in the first half 2015.

Net financial expenses were USD22.0 million in the first half 2016, compared to USD26.0 million in the first half 2015.

During the first half 2016, Ternium’s net interest results totaled a loss of USD29.4 million, compared with a loss of USD44.5 million in the first half 2015, reflecting lower average indebtedness.

Net foreign exchange results was a gain of USD0.7 million in the first half 2016 compared to a gain of USD13.8 million in the first half 2015.

Equity in results of non-consolidated companies was a gain of USD7.3 million in the first half 2016, compared to a loss of USD10.6 million in the first half 2015, mainly as a result of a better results from Ternium’s investment in Usiminas.

Income tax expense in the first half 2016 was USD183.3 million, or 38% of income before income tax, compared to an income tax expense of USD124.4 million, or 46% of income before income tax, in the same period in 2015.

Net gain attributable to non-controlling interest in the first half 2016 was USD49.5 million, compared to a net gain of USD36.8 million in the same period in 2015.

9

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2016 was USD601.2 million. Working capital decreased by USD47.1 million in the first half 2016 as a result of a USD182.5 million decrease in inventories and an aggregate USD41.2 million increase in accounts payable and other liabilities, partially offset by an aggregate USD176.6 million increase in trade and other receivables. The decrease in inventories in the first half 2016 was mainly due to lower inventory volumes of goods in process, purchased slabs and raw materials.

Capital expenditures in the first half 2016 were USD230.2 million, similar to capital expenditures in the first half 2015. The main investments carried out during the period included, in Mexico, those made for the upgrade and expansion of a hot strip mill, the expansion of service center processing capacity, the improvement of environmental and safety conditions at certain facilities and the expansion of Peña Colorada’s iron ore processing facilities to compensate for lower grade ore reserves, and, in Argentina, those made at the coking facilities, the hot-rolling mill, the steelmaking facilities and at one cold-rolling mill.

In the first half 2016, Ternium had free cash flow of USD371.0 million8. During the period, the company contributed USD114.4 million to Usiminas in connection with its capital increase process and lent USD52.0 million to its non-consolidated company Techgen. Net dividends paid to shareholders were USD176.7 million and net dividends paid by subsidiaries to non-controlling interest were USD50.8 million. As of June 30, 2016, Ternium’s net debt position was USD1.1 billion9.

Net cash provided by operating activities in the second quarter 2016 was USD363.7 million. Working capital decreased by USD49.0 million in the second quarter 2016 as a result of a USD93.1 million decrease in inventories and an aggregate USD13.0 million increase in accounts payable and other liabilities, partially offset by an aggregate USD57.2 million increase in trade and other receivables. The decrease in inventories in the second quarter 2016 was mainly due to lower inventory volumes of finished goods, goods in process and purchased slabs, partially offset by higher inventory cost. Capital expenditures in the second quarter 2016 were USD132.4 million, compared to capital expenditures of USD143.6 million in the second quarter 2015. Ternium had free cash flow of USD231.4 million10 in the period.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

[8]	Free cash flow in the first half 2016 equals net cash provided by operating activities of USD601.2 million less capital expenditures of USD230.2 million.
[9]	Net debt position at June 30, 2016 equals borrowings of USD1.5 billion less cash and equivalents plus other investments of USD0.4 billion.
[10]	Free cash flow in the second quarter 2016 equals net cash provided by operating activities of USD363.7 million less capital expenditures of USD132.4 million.

10

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

11

Consolidated Income Statement

USD million	2Q 2016	2Q 2015	1H 2016	1H 2015
	(Unaudited)		(Unaudited)
Net sales	1,862.8	1,996.1	3,518.3	4,122.1
Cost of sales	(1,389.7)	(1,689.8)	(2,676.5)	(3,418.1)
Gross profit	473.1	306.3	841.8	704.1
Selling, general and administrative expenses	(180.0)	(204.8)	(344.0)	(402.2)
Other operating income (expenses), net	0.4	1.5	(1.9)	5.3
Operating income	293.5	103.1	495.9	307.2

Finance expense	(23.9)	(24.4)	(36.5)	(48.5)
Finance income	4.1	1.9	7.1	4.0
Other financial income, net	19.6	2.4	7.4	18.5
Equity in earnings (losses) of non-consolidated companies	4.9	(1.1)	7.3	(10.6)
Profit before income tax expense	298.2	81.8	481.2	270.6
Income tax expense	(124.0)	(31.3)	(183.3)	(124.4)
Profit for the period	174.3	50.5	297.8	146.3

Attributable to:
Owners of the parent	154.0	41.0	248.4	109.5
Non-controlling interest	20.3	9.5	49.5	36.8
Profit for the period	174.3	50.5	297.8	146.3

12

Consolidated Statement of Financial Position

USD million	June 30, 2016	December 31, 2015

Property, plant and equipment, net	4,159.7	4,207.6
Intangible assets, net	861.7	888.2
Investments in non-consolidated companies	429.9	250.4
Deferred tax assets	88.4	98.1
Receivables, net	78.1	36.1
Total non-current assets	5,617.9	5,480.4

Receivables	82.0	89.5
Derivative financial instruments	-	1.8
Inventories, net	1,362.2	1,579.1
Trade receivables, net	690.9	511.5
Other investments	203.1	237.2
Cash and cash equivalents	178.9	151.5
Total current assets	2,517.2	2,570.5

Non-current assets classified as held for sale	11.9	11.7

Total assets	8,146.9	8,062.6

Capital and reserves attributable to the owners of the parent	4,094.0	4,033.1
Non-controlling interest	731.6	769.8

Total Equity	4,825.6	4,803.0

Provisions	7.6	8.1
Deferred tax liabilities	608.7	609.5
Other liabilities	303.4	320.7
Trade payables	13.4	13.4
Borrowings	511.4	607.2
Total non-current liabilities	1,444.5	1,559.0

Current income tax liabilities	71.9	41.1
Other liabilities	196.1	156.7
Trade payables	581.1	568.5
Derivative financial instruments	11.9	20.6
Borrowings	1,015.9	913.8
Total current liabilities	1,876.9	1,700.6

Total liabilities	3,321.3	3,259.6

Total equity and liabilities	8,146.9	8,062.6

13

Consolidated Statement of Cash Flows

USD million	2Q 2016	2Q 2015	1H 2016	1H 2015
	(Unaudited)		(Unaudited)

Profit for the period	174.3	50.5	297.8	146.3

Adjustments for:
Depreciation and amortization	99.3	109.1	199.9	218.4
Equity in (earnings) losses of non-consolidated companies	(4.9)	1.1	(7.3)	10.6
Changes in provisions	1.6	1.2	1.7	1.8
Net foreign exchange results and others	(17.2)	7.1	0.5	14.5
Interest accruals less payments	4.2	4.4	6.9	2.5
Income tax accruals less payments	57.6	(54.8)	54.6	(23.4)
Results on the sale of participation in subsidiary company	-	-	-	1.7
Changes in working capital	49.0	316.2	47.1	386.1

Net cash provided by operating activities	363.7	434.7	601.2	758.5

Capital expenditures	(132.4)	(143.6)	(230.2)	(227.5)
Proceeds from the sale of property, plant & equipment	0.3	0.3	0.5	0.6
Sale of participation in subsidiary company, net of cash disposed	-	-	-	(0.7)
Investment in non-consolidated companies - Usiminas	(114.4)	-	(114.4)	-
Dividends received from non-consolidated companies	0.1	-	0.1	-
Loans granted to non-consolidated companies - Techgen	(29.4)	-	(52.0)	-
Decrease (Increase) in Other Investments	31.6	10.8	34.1	(16.9)

Net cash used in investing activities	(244.2)	(132.6)	(362.0)	(244.4)

Dividends paid in cash to company's shareholders	(176.7)	(176.7)	(176.7)	(176.7)
Dividends paid in cash to non-controlling interest	(50.8)	(32.7)	(50.8)	(32.7)
Acquisition of non-controlling interest	-	(74.0)	-	(74.0)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	-	-	30.9
Proceeds from borrowings	403.2	274.0	610.5	402.0
Repayments of borrowings	(299.7)	(294.0)	(592.5)	(612.3)

Net cash used in financing activities	(124.0)	(303.4)	(209.5)	(462.9)

(Decrease) Increase in cash and cash equivalents	(4.5)	(1.3)	29.7	51.2

14

Shipments

Thousand tons	2Q 2016	2Q 2015	1Q 2016	1H 2016	1H 2015

Mexico	1,754.2	1,457.7	1,596.6	3,350.9	2,993.7
Southern Region	549.0	644.6	559.0	1,108.0	1,267.3
Other Markets	304.5	294.9	274.8	579.4	567.1
Total steel segment	2,607.7	2,397.2	2,430.5	5,038.2	4,828.1

Total mining segment	811.4	873.4	834.4	1,645.8	1,837.9

Revenue / ton

USD/ton	2Q 2016	2Q 2015	1Q 2016	1H 2016	1H 2015

Mexico	676	752	620	650	780
Southern Region	821	989	830	826	1,001
Other Markets	732	814	713	723	849
Total steel segment	713	824	679	697	846

Total mining segment	60	57	53	56	58

Net Sales

USD million	2Q 2016	2Q 2015	1Q 2016	1H 2016	1H 2015

Mexico	1,185.9	1,096.9	990.5	2,176.4	2,335.3
Southern Region	451.0	637.4	464.1	915.1	1,269.0
Other Markets	222.8	240.1	196.0	418.8	481.7
Total steel products	1,859.7	1,974.4	1,650.6	3,510.3	4,086.1
Other products[1]	2.5	20.9	4.4	6.9	34.7
Total steel segment	1,862.2	1,995.3	1,655.1	3,517.2	4,120.8

Total mining segment	48.4	49.7	43.8	92.2	106.6

Total steel and mining segments	1,910.6	2,044.9	1,698.9	3,609.5	4,227.4

Intersegment eliminations	(47.7)	(48.9)	(43.4)	(91.1)	(105.3)

Total net sales	1,862.8	1,996.1	1,655.5	3,518.3	4,122.1

The item “Other products” primarily includes pig iron.

15